SUBADVISORY FEE WAIVER AGREEMENT

This Agreement is effective as of [July 1, 2021], by and among Allianz Investment Management LLC (the “Investment Advisor”) and BlackRock Advisors, LLC (the “Subadvisor”), with respect to the AZL Government Money Market Fund (the “Fund”), a series of the Allianz Variable Insurance Products Trust (the “Trust”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end diversified management company of the series type, and the Fund is a series of the Trust; and

WHEREAS, the Trust and the Investment Advisor have entered into (i) an Investment Management Agreement, pursuant to which the Investment Advisor renders investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund and (ii) a Net Investment Income Maintenance Agreement, pursuant to which the Investment Advisor has agreed to waive its advisory fees and its affiliate’s receipt of 12b-1 fees and reimburse expenses to the extent necessary to maintain the Fund’s daily Net Investment Income at or in excess of zero; and

WHEREAS, the Investment Advisor and the Subadvisor have entered into a Subadvisory Agreement, dated November 28, 2007, as novated and amended, pursuant to which the Subadvisor provides investment subadvisory services to the Fund, in exchange for a subadvisory fee paid by the Investment Advisor out of its compensation from the Fund (the “Subadvisory Fee”); and

WHEREAS, pursuant to the terms of the Net Investment Income Maintenance Agreement:

1.1.

Fund Investment Income. Fund Investment Income includes interest and dividends, net of foreign withholding taxes, plus income from securities lending activities, if applicable, but does not include realized and unrealized gains or losses on investment and foreign currencies.

1.2.

Fund Operating Expenses. Fund Operating Expenses are the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Investment Advisor (but excluding interest, taxes and transaction costs associated with the purchase of investments in debt or equity securities, such as commissions and other charges, in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Fund’s business). Fund Operating Expenses also do not include “acquired fund fees and expenses” as defined in SEC Form N-1A, as amended from time to time.

1.3.

Net Investment Income. Fund Investment Income, minus Fund Operating Expenses, equals Net Investment Income. If the Fund’s Net Investment Income on any day is below zero, the Investment Advisor shall waive its advisory fee or reimburse the Fund an amount (the “Expense Waiver”) sufficient to produce a Net Investment Income of zero.

1.4.

Method of Computing the Expense Waiver. Each day the Fund Operating Expenses shall be subtracted from the Fund Investment Income to produce the daily Net Investment Income. If the daily Net Investment Income is below zero for any day, the Investment Advisor shall first waive or reduce its advisory fee for such day by an amount sufficient to bring the Net Investment Income to zero. If the amount of the waived or reduced advisory fee for such day is insufficient to bring the Net Investment Income to zero, the Investment Advisor shall also pay Fund expenses or reimburse the Fund an amount that, together with the waived or reduced advisory fee, is sufficient to bring the Net Investment Income to zero; and

WHEREAS, the Investment Advisor and the Subadvisor now desire to provide for the waiver of the Subadvisory Fee, on the terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

1. Subadvisory Fee Waiver.

The Subadvisor hereby agrees to waive the Subadvisory Fee on any day on which all of the following conditions are met:

1.

The Investment Adviser is waiving its advisory fees and its affiliate’s receipt of 12b-1 fees under the Net Investment Income Maintenance Agreement in order to maintain the Net Investment Income at zero;

2.	All of the Investment Adviser’s advisory fees and its affiliate’s receipt of 12b-1 fees have been waived, except that part of the advisory fees necessary to pay the Subadvisory Fee; and

3.	Absent the waiver, the Investment Adviser would be required to pay the Subadvisor Fee out of its own assets and not out of any advisory fee paid by the Fund.

If all these conditions are met, the Subadvisor agrees to waive its Subadvisory Fee in an amount equal to the amount that the Investment Adviser otherwise would be required to pay out of its own assets.

The Investment Advisor will continue to accrue the Subadvisory Fees daily and will only apply the waiver when all conditions above have been met. On a monthly basis, the Investment Advisor will provide the Subadvisor with a detailed accounting of the fee accruals and any waivers, if applicable.

2. Term and Termination of the Agreement.

This Agreement may be terminated at any time by the Investment Advisor or the Subadvisor upon written notice to the other. This Agreement will terminate upon the termination of the Subadvisory Agreement.

3. Miscellaneous.

3.1.

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Subadvisory Fees, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Subadvisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Subadvisory Agreement or the 1940 Act.

3.2.	Subadvisory Agreement. All other terms of the Subadvisory Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

BLACKROCK ADVISORS, LLC

By:	/s/ Melissa Buccilli
Name: Melissa Buccilli
Title: Director

ALLIANZ INVESTMENT MANAGEMENT LLC

By:	/s/ Brian Muench
Name: Brian Muench
Title: President and Managing Director

By:	/s/ Todd Hedtke
Name: Todd Hedtke
Title: Chief Executive Officer